UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 5, 2002

James T. Cox
Chief Executive Officer
and Chairman of the Board
First Pulaski National Corporation
P.O. Box 289
206 South First Street
Pulaski, TN 38478

Re: First Pulaski National Corporation
Incoming letter dated January 10, 2002

Dear Mr. Cox:

This is in response to your letters dated January 10, 2002 and February 13, 2002 concerning the shareholder proposals submitted to First Pulaski by Samuel B. Garner, Jr., Morris Ed Harwell, Linda Lee Rogers, Joseph F. Fowlkes, Beatrice J. McElroy, J.P. Colvin, Betty S. Lee, Thomas L. Cardin, James Thomas Cardin, Sue Cardin, Phillip F. Carpenter, Connie B. Carpenter, Bill Dunavant, Raymond Rose, Jr., Garfield Carvell, Velma Paysinger, Gary Kelly, Chuck Paysinger and the Velma Paysinger Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Fowlkes & Garner
P.O. Box 677
109 West Madison Street
Pulaski, TN 38478

First Pulaski National Corporation

P.O. Box 289 – 206 South First Street
Pulaski, Tennessee 38478
(931) 363-2585 - Fax: (931) 363-7574

James T. Cox
Chairman and CEO

Mark A. Hayes
President

January 10, 2002

CERTIFIED MAIL – RETURN RECEIPT REQUESTED

RECEIVED
FEB 08 2002
359

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: First Pulaski National Corporation (the "Company")

Ladies and Gentlemen:

The Company has received the shareholder proposals attached hereto as Exhibits A-1, A-2 and A-3 (each a "Shareholder Proposal" and collectively the "Shareholder Proposals"), requesting that the Company include in its proxy statement for its 2002 Annual Meeting of Shareholders (the "Annual Meeting"), as nominees for election to the Company's board of directors, the names of the individuals identified in each Shareholder Proposal.

The Company does not intend to include any of the Shareholder Proposals in its proxy materials for the Annual Meeting. The Company believes that Rule 14a-8(i)(7) of the rules and regulations promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act") allows the Company to properly exclude each of the Shareholder Proposals from the Company's proxy materials because each of the Shareholder Proposals "relates to an election for membership on the Company's board of directors . . . ."

Simultaneously herewith, the Company is sending copies of this letter to each of the shareholders identified in each of the Shareholder Proposals. Under the Company's bylaws, each of the proposed nominees identified in the Shareholder Proposals will be eligible to be nominated from the floor at the Company's Annual Meeting.

Should you have any questions with respect to this letter please do not hesitate to contact our counsel, Bob F. Thompson, (615) 742-6262.

Sincerely,

James T. Cox

James T. Cox
Chief Executive Officer and
Chairman of the Board

August 29, 2001

CERTIFIED MAIL – RETURN RECEIPT REQUESTED

Mr. Harold Bass
Secretary/Treasurer
First Pulaski National Corporation
P. O. Box 289
Pulaski, TN 38478

Re: Nomination of Linda Lee Rogers to the Board of First Pulaski National Corporation

Dear Mr. Bass:

The undersigned nominating shareholders request that you place the name of Linda Lee Rogers on the Company's 2002 proxy statement thus making her a candidate for election to the Board of Directors of First Pulaski National Corporation.

The names of each nominating shareholder and the number of shares owned appears hereinbelow.

The personal profile of Linda Lee Rogers is as follows:

Linda Lee Rogers – Age 49
108 Harmon Drive
Pulaski, TN 38478
(931) 363-4432
Retired Teacher

Share Ownership

4,470 shares in the name of Linda Lee Rogers
13,500 shares in the name of Clayton Lee Trust, Linda Lee Rogers, Trustee
1,450 shares in the name of John Clayton Rogers - Linda Lee Rogers as Custodian
1,450 shares in the name of Steven Steele Rogers – Linda Lee Rogers as Custodian
37,700 shares in the name of Betty S. Lee – Linda Lee Rogers as her Power of Attorney

58,570 Total Shares beneficially owned and controlled by Linda Lee Rogers

Mr. Harold Bass
Page -2-
August 29, 2001

Should you have any questions, please do not hesitate to contact any of undersigned.

Yours very truly,

Samuel B. Garner, Jr. (3,120 shares)

Beatrice J. McElroy (18,657 shares)

Morris Ed Harwell (21,684 shares)

J.P. Colvin (6,180 shares)

Linda Lee Rogers (20,870 shares)

Betty S. Lee (37,700 shares)

Joseph F. Fowlkes (2,593 shares)

I, Linda Lee Rogers, consent to be named in the proxy statement as a nominee and to serve as a director, if elected.

Linda Lee Rogers

October 4, 2001

CERTIFIED MAIL-RETURN RECEIPT REQUESTED

Mr. Harold Bass
Secretary/Treasurer
First Pulaski National Corporation
P.O. Box 289
Pulaski, TN 38478

Re: Nomination of Karen Cardin Spivey to the
Board of First Pulaski National Corporation

Dear Mr. Bass:

The undersigned nominating shareholders request that you place the name of Karen Cardin Spivey on the Company's 2002 proxy statement thus making her a candidate for election to the Board of directors of First Pulaski National Corporation.

The names of each nominating shareholder and the number of shares owned appears herein below.

The personal profile of Karen Cardin Spivey is as follows:

Karen Cardin Spivey—Age 44
250 CrestWood Drive
Pulaski, TN 38478
(931) 363-6916
Partner—Cardin Distributing Co., Inc.
Community Volunteer

Share Ownership

1,460 shares in the name of Karen Spivey
320 shares in the name of Katherine E. Pylant-- Karen C. Spivey, Trustee
2,600 shares in the name of Thomas L. Cardin or Sue Cardin—Karen C. Spivey as their Power of Attorney
2,345 shares in the name of Sue E. Cardin –Karen C. Spivey as her Power of Attorney
11,365 shares in the name of Raymond James & Associates custodian FBO Thomas Cardin IRA Karen C. Spivey as Power of Attorney
7,855 shares in the name of Thomas L. Cardin – Karen C. Spivey as his Power of Attorney

25,945 Total Shares beneficially owned and controlled by Karen C. Spivey

Should you have any questions, please do not hesitate to contact any of undersigned.

Yours very truly,

Thomas L. Cardin (19,220 shares)

Sue Cardin (4,945 shares)

James Thomas Cardin (1,520 shares)

Bill Dunavant (1,410 shares)

Phillip F. Carpenter & Connie B. Carpenter (3,712 shares)

I, Karen Cardin Spivey, consent to be named in the proxy statement as a nominee and to serve as a director, if elected.

Karen Cardin Spivey

FOWLKES & GARNER
AN ASSOCIATION OF ATTORNEYS
P. O. BOX 677
109 WEST MADISON STREET
PULASKI, TENNESSEE 38478

JOSEPH F. FOWLKES
SAMUEL B. GARNER, JR.

TELEPHONE 931-363-6116
FACSIMILE 931-424-1707

October 15, 2001

CERTIFIED MAIL – RETURN RECEIPT REQUESTED

Mr. Harold Bass
Secretary/Treasurer
First Pulaski National Corporation
P. O. Box 289
Pulaski, TN 38478

Re: Nomination of Doran Johnson to the Board of First Pulaski National Corporation

Dear Mr. Bass:

The undersigned nominating shareholders request that you place the name of Doran Johnson on the Company's 2002 proxy statement thus making him a candidate for election to the Board of Directors of First Pulaski National Corporation.

The names of each nominating shareholder and the number of shares owned appears hereinbelow.

The personal profile of Doran Johnson is as follows:

Doran Johnson – Age 51
4689 Pulaski Highway
Lawrenceburg, TN 38464
(931) 766-2010

Vice President – South Central Region
National HealthCare Corp.
P. O. Box 638
Pulaski, TN 38478
(931) 424-1456

Share Ownership

125 shares in the name of Doran Johnson or Amanda Johnson
200 shares in the name of D. Doran Johnson

325 Total Shares

Should you have any questions, please do not hesitate to contact any of undersigned.

Yours very truly,

Raymond Rose, Jr. (2,270 shares)

Joseph F. Fowlkes (2,593 shares)

Garfield Carvell (6,884 shares)

Chuck Paysinger (1,070 shares)

Velma Paysinger (3,000 shares)

Velma Paysinger Trust (3,000 shares)

Gary Kelly (140 shares)

I, Doran Johnson, consent to be named in the proxy statement as a nominee and to serve as a director, if elected.

Doran Johnson

D. SCOTT HOLLEY
TEL: (615) 742-7721
FAX: (615) 742-2813
sholley@bassberry.com

BASS, BERRY & SIMS PLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS AT LAW

AMSOUTH CENTER
315 DEADERICK STREET, SUITE 2700
NASHVILLE, TN 37238-3001
(615) 742-6200

www.bassberry.com

OTHER OFFICES:

NASHVILLE MUSIC ROW
KNOXVILLE
MEMPHIS

February 13, 2002

VIA FACSIMILE: (202) 942-9525

Mr. Kier Gumbs
Securities and Exchange Commission
450 Fifth Street, N.E.
Washington, D.C. 20549

Re: First Pulaski National Corporation (the "Company")

Dear Mr. Gumbs:

I am writing this letter to you to modify the second sentence in the second paragraph of a letter from the Company to the Securities and Exchange Commission (the "Commission") dated January 10, 2002 (the "Letter"). The second sentence in the second paragraph of the Letter mistakenly referenced Rule 14a-8(i)(7) of the rules and regulations promulgated by the Commission under the Securities Exchange Act of 1934, as amended. The proper reference should be to Rule 14a-8(i)(8) thereof, which provides that a company may properly exclude a shareholder proposal from the Company's proxy materials if it "relates to an election for membership on the Company's board of directors . . . ."

Should you have any further questions with respect to this matter please do not hesitate to contact the undersigned at the above-referenced telephone number. Thank you for your assistance in this matter.

Sincerely,

D. Scott Holley

2265462.1

BASS | BERRY | & SIMS PLC

Attorneys at Law

DATE/TIME: February 13, 2002 / 12:33 PM

TO: **Mr. Kier Bumbs** - Securities and Exchange Commission

FAX: (202) 942-9525

FROM: D. Scott Holley
(615) 742-6200 (Tel.)
(615) 742-2813 (Fax)
sholley@bassberry.com

NUMBER OF PAGES: 2
(INCLUDING COVER)

RE: First Pulaski National Corporation

To confirm receipt of this telecopy, or report any problems, please phone ________________(615) __________.

Nashville Downtown:

Amsouth Center
315 Deaderick Street • Suite 2700
Nashville, Tennessee 37238-3001
(615) 742-6200
www.bassberry.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First Pulaski National Corporation
Incoming letter dated January 10, 2002

The three proposals seek to nominate persons for membership on First Pulaski's board of directors.

There appears to be some basis for your view that First Pulaski may exclude the proposals under rule 14a-8(i)(8) as relating to an election to First Pulaski's board of directors. Accordingly, we will not recommend enforcement action to the Commission if First Pulaski omits the proposals from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Keir Devon Gumbs
Special Counsel